December 20, 2006

Via EDGAR and FedEx

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Amendment No. 2 to Registration Statement on Form 10

Dear Mr. Schwall:

Energy XXI (Bermuda) Limited (the “Company”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form 10 (the “Registration Statement”). Enclosed herewith are five courtesy copies of Amendment No. 2.

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 13, 2006. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that the Company is filing today via EDGAR.

General

1.	The Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on January 12, 2006. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

Response: The Company understands that the Registration Statement will become automatically effective on December 29, 2006, the date that is 60 days after the Company’s first filing on October 30, 2006, not on January 12, 2006. The Company believes that the effective date of December 29, 2006 has been confirmed by the Commission through telephone conversations with Mark Kelly at Vinson & Elkins L.L.P. Please let us know if this is not your understanding.

2.	Please provide your website address in the Form 10.

Response: The Registration Statement has been revised as requested.

3.	In accordance with Item 601(b)(l0) of Regulation S-K, please file as exhibits the acquisition agreements for the Marlin and Castex transactions.

Response: Because the transactions contemplated by the Marlin and Castex acquisitions are materially complete, the Company believes these agreements are no longer material. There are minimal ongoing obligations remaining under the Marlin agreement related to the transfer of the properties. Under the Castex agreement, if hydrocarbon production from one of the properties to be acquired exceeds 34 billion cubic feet equivalent (BCFE), a level above the proved reserves assumed by the Company in the acquisition, a production payment of up to 3 BCFE of future production will be payable to the sellers beginning in January 2009. In separate related agreements with Castex, the Company entered into a 50/50 exploration agreement for 24 months covering an area of mutual interest in South Louisiana, entered into a joint development agreement with the sellers which includes the area around Lake Salvador and agreed to provide up to a $31 million carried interest in future wells to be drilled. The amount of the capital expenditures incurred over a two to three year period is not significant when compared to the Company’s overall capital expenditures. Furthermore, the Company does not believe that these separate agreements or the remaining obligations under the acquisition agreement are material to the Company. Therefore, the Company respectively disagrees with the Staff that these agreements need to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

Business, page 1

4.	Briefly describe, or cross-reference, the nature of the “interests” you reference in the second and third paragraphs.

Response: The Registration Statement has been revised to clarify that the “interests” refer to “working interests” in those properties.

5.	At the end of the first paragraph, provide a cross-reference to the more-detailed discussion of your hedging policies.

Response: The Registration Statement has been revised as requested.

Marketing and Customers, page 3

6.	Expand the second paragraph to explain what you mean by “contracts with counterparties who are available to purchase our production.” It is not clear if these are firm commitments to purchase or are on standby basis is Chevron and Louis Dreyfuss do not make purchases. It is not clear how these counterparties could make up for the loss of your two material customers.

Response: In response to the Staff’s comment, the disclosure has been expanded to clarify the Company’s belief that its other customers, along with other purchasers of oil and natural gas, would purchase all of the Company’s production should Chevron and/or Louis Dreyfuss stop making purchases.

Risk Management Program, page 9

7.	Explain the difference between contracts entered into hedge production and those entered into to “minimize delivery risk.” It would appear that these overlap.

Response: The Registration Statement has been revised as requested.

Risk Factors

Risks Associated with Our Securities

Our comment stock and warrants are represented by definitive certificates..., page 10

8.	Explain the term “definitive certificates.”

Response: Shares of common stock and warrants of the Company are represented by actual certificates that cannot be held in book entry form. Because the shares and warrants are held in certificated form and therefore cannot be transferred electronically like shares held in book entry form, the Company believes there is a risk that the liquidity of its shares may be reduced. The term “definitive” simply refers to the actual certificates representing shares or warrants.

Our indebtedness may limit our ability to borrow additional funds..., page 11

9.	You indicate that your future indebtedness could have “important consequences.” Please address whether your current indebtedness has any such consequences.

Response: In response to the Staff’s comment, the Registration Statement has been revised to eliminate the reference to future indebtedness as the consequences are also applicable to the Company’s current indebtedness.

Relatively short production periods or reserve life for Gulf of Mexico properties, page 14

10.	To the extent practicable, quantify the rates at which Gulf of Mexico reserves “decline more rapidly than from other producing reservoirs.”

Response: In response to the Staff’s comment, the disclosure on page 14 has been expanded to include a discussion that properties in the Gulf of Mexico generally recover a larger percentage of reserves in the initial few years of production when compared to properties in other regions. Typically, 50% of the reserves in Gulf of Mexico properties are depleted within three to four years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 22

11.	Please describe the material provisions of your existing credit facilities, including that the loans are secured, the total commitment, available capacity, interest rate, interest payments, maturity date, material affirmative and negative covenants, and financial ratios. Please state if you are in compliance with the financial ratios. Please refer to Financial Reporting Codification Section 501.13(c) and provide additional disclosure as appropriate.

Response: The Registration Statement has been revised to include information regarding the Company’s two credit facilities.

Operating Activities, page 22

12.	We note that you explain your cash flows from operations by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material underlying drivers (e.g. cash receipts from the sale of oil and gas and cash payments for oil and gas production services). Refer to FRC 501. 13.b.1 for further guidance.

Response: In response to the Staff’s comment, the discussion under cash flows from operations has been enhanced to address the material drivers of the Company’s cash flows during the period from July 25, 2005 (inception) to June 30, 2006.

Critical Accounting Policies and Estimates, page 24

13.	The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Response: The Registration Statement has been revised as requested.

Properties

Oil and Gas Properties

Manila Village Field, page 31

14.	Please avoid or minimize the use of technical terminology or jargon and provide a Glossary to define terms, as needed to aid the reader. For example, please explain what you mean by the phrase “…stratigraphically trapped updip by a depositional pinchout.”

Response: The Registration Statement has been revised as requested.

15.	Quantify Energy Partners, Ltd. “main working interest.”

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Manila Village filed description to disclose that the Company has a 50% working interest in the field and to remove the reference to Energy Partners, Ltd. Since the Company is the operator of the field, reference to Energy Partners, Ltd. is considered irrelevant.

Security Ownership of Certain Beneficial Owners and Management, page 33

16.	For all non-persons, indicate the beneficial owner of those shares – i.e. person(s) having voting or investment power.

Response: Morstan Nominees Limited and HSBC Global Custody Nominee (UK) Limited 981685 Acct are nominee shareholders holding stock for third parties. The Company has requested the names of those beneficial owners but has not yet received a response. The Company intends to amend its filing when it receives such information.

Directors and Executive Officers, page 34

17.	You state that all of your directors hold office until the next annual meeting. However, sections 23.4-6 of your Bye-Laws designate your Directors into classes with three year terms. Please advise.

Response: The Registration Statement has been revised to include disclosure regarding the three classes of directors and to remove the incorrect statement that the Company’s directors hold office until the next annual meeting.

Executive Compensation

Stock Incentive Plan, page 38

18.	Please briefly describe all of the material features of your incentive stock program. For example, please identify who is eligible to participate, the number of shares reserved for issuance, and describe all of the awards that may be made under the plan. We note that the 2006 Long Term Incentive plan filed as exhibit 10.7 provides for the award of stock appreciation rights, performance awards, or other stock or performance based awards, in addition to restricted stock, restricted stock units and options. Please state whether this is the plan to which you refer when you describe your incentive stock program.

Response: The Registration Statement has been revised as requested.

19.	You state that certain employees were provided with restricted stock and restricted stock units, but that at June 30, 2006 no such stock or stock units had been “formally issued.” Please explain what you mean by the term “formally issued.” We note that you appear to disclose these awards on the Summary Compensation Table, which shows compensation as of June 30, 2006. Please advise.

Response: Prior to June 30, 2006, certain employees were informed that they would receive certain awards of restricted stock and restricted stock units as part of their employment with the Company. However, the allocation of the awards between restricted stock and restricted stock units was not determined until October 2006, at which point the actual restricted stock and restricted stock units were issued. Therefore, the Company disclosed that as of June 30, 2006 no restricted stock or restricted stock units were formally issued, even though restricted stock and restricted stock units had been provisionally awarded prior to June 30, 2006. Because the awards related to the period ending June 30, 2006, the Summary Compensation Table included these awards even though the awards were not actually issued until October 2006.

In response to the Staff’s comment, the Company has deleted the sentence on page 38 “At June 30, 2006, no restricted stock or restricted stock units had been formally issued.”

Compensation Arrangements, page 38

20.	Please file as exhibits the appointment letters with Mr. Colvin and Dunwoody and file non-executive director remuneration plan.

Response: The Registration Statement has been revised as requested.

Certain Relationships and Related Transactions, page 41

21.	Please file as an exhibit the agreement under which you assumed the certain contracts and obligations of TEC relating to your initial public offering. Please state the amount of the “certain expenses” TEC paid on your behalf and if it is expected that this arrangement will continue.

Response: The Company has included as an exhibit the agreement between the Company and TEC where the Company assumed certain contracts and obligations of TEC. TEC on occasion paid third party charges on behalf of the Company. The Company reimbursed TEC for any amounts incurred on their behalf and TEC received no compensation for these activities. The disclosures have been revised to include this information.

22.	Please file as an exhibit the agreements under which you rented office space from TEC and paid them for administrative services. Please specify file amounts paid to TEC for administrative services and identify the services TEC provided.

Response: The Company has included as an exhibit the agreement between the Company and TEC related to rented space and administrative services. The administrative services included payment for one half the costs of a receptionist. TEC’s reimbursement for these services was at or below their out of pocket expenses. Total payments made by the Company to TEC were $37,500 for the period from October 2005 to March 31, 2006. There were no payments made subsequent to March 31, 2006. The disclosures have been expanded to include the above information.

23.	Please state whether the transactions you describe in this section are on terms that would be obtainable from unaffiliated third parties.

Response: As it is unlikely that an unrelated third party would provide these services for no profit, the Company has disclosed that the TEC reimbursement was equal to or less than its cost.

Recent Sales of Unregistered Securities, page 41

24.	You indicate that you repurchased 3.5 million the shares you sold in your AIM IPO then resold them in a private placement. Provide, in reasonable detail, the information required by Item 701 of Regulation S-K for that transaction.

Response: The Registration Statement has been revised as requested.

Description of Registrant’s Securities to be Registered, page 42

25.	We note that your share capital includes 2.5 million shares of preference stock. Please state whether any shares of preference stock are outstanding and provide the information required by Item 202(a)(5) of Regulation S-K.

Response: The Registration Statement has been revised as requested.

Exhibits, page 43

26.	Please amend your filing to include consents from the independent accountants’ whose audit reports are presented in your filing. Refer to Regulation S-K, Item 601(B)(23) for further guidance.

Response: In response to the Staff’s comment, the consent of UHY LLP has been including in the filing. Grant Thornton LLP has provided an “Acknowledgement of Independent Registered Public Accounting Firm” as they do not believe a consent is required in a Registration Statement on Form 10.

Financial Statements

Note 3 – Acquisition, page F-13

27.	Please expand your footnote disclosure to clearly state how you accounted for the acquisition of the oil and gas assets from the Marlin entities. Your footnote should state whether you accounted for the acquisition as a business combination under the purchase method or as an asset acquisition. In your response, please support the accounting method used by reference to the appropriate accounting literature (e.g. SFAS 141, etc.) and to the facts and nature of the acquired net assets.

Response: In response to the Staff’s comment, Footnote 3 has been expanded to clearly state that the acquisition was accounted for as a business combination in accordance with SFAS No. 141 – Business Combinations as the Company acquired member and limited partnership interests included assumption of certain assets and liabilities.

28.	We understand you have incurred approximately $32.2 million in costs related to the damage to certain oil and gas assets caused by hurricanes Katrina and Rita. Of this amount spent, through June 30, 2006, we note you believe approximately $23.5 million is eligible for reimbursement under insurance coverage and a receivable for the corresponding amount is reflected in the financial statements. Please expand your disclosures to describe how you have accounted for the $32.2 million expended to date.

We believe that all costs incurred in the course of repairing damaged facilities should be accounted for in accordance with Rule 4-l0(c)(2) of Regulation S-X. In other words, you will need to make a determination as to whether such costs would qualify as development or production costs, following the definitions set forth in Rule 4-10(a)(16) and Rule 4-10(a)(17)(B) of Regulation S-X. Your disclosure should be sufficiently detailed about the nature of work and costs incurred to lend clear support for your determination.

Any recognition of an insurance receivable should have a credit entry corresponding to the nature of the underlying costs, recorded in the property account when recognized for costs capitalized; or recorded in the income statement when recognized for costs expensed. Therefore, any differentials arising between insurance recoveries and your insurance receivables should be recorded in the full cost pool for capitalized costs; or in the income statement for costs that had been expensed. Please ensure that your accounting and disclosures are in accordance with this guidance.

Response: In response to the Staff’s comment, the last paragraph in Note 3 has been expanded to disclose that the $8.7 million difference between the $32.2 million cost to develop the property and the $23.5 million in expected insurance proceeds was capitalized as oil and gas properties. The Company acquired these properties subsequent to the hurricane and had effectively purchased properties that were not proved developed producing. The costs associated with developing these properties were properly capitalized as oil and gas property cost. These costs included the costs of platforms and well equipment and construction and installation of production facilities.

29.	On a related matter, we note you recorded an insurance receivable of $26.6 million upon acquisition of the Oil and Gas Assets on April 4, 2006. Please explain the difference between the amount you recorded upon acquisition and the $38.7 million receivable recorded on the Marlin Combined Balance Sheets presented on page F-37.

Response: The receivable of $26.6 million disclosed in our footnote for the Company financials reflects the insurance receivable we acquired. While the Company acquired the Marlin entities, the owners of Marlin retained certain assets and liabilities. The owners of Marlin retained a portion of the insurance receivable related to expenditures incurred by Marlin prior to the effective date of the acquisition which was January 1, 2006. As a result, the receivable we acquired of $26.6 million is less than the total insurance receivable related to the assets we acquired.

Note 8 – Stockholders’ Equity, page F-18

Warrants, page F-19

30.	Please tell us bow you considered the guidance of SFAS 133, SFAS 150, EITF 00-19, EITF 01-6 and other related literature in accounting for your warrants. In your response, describe in sufficient detail how you accounted for the warrants upon their initial issuance, the temporary reduction in exercise price on June 7, 2006 and upon their exercise with appropriate reference to the related accounting literature to support your conclusions.

Response: As part of its initial placement of securities with the London Stock Exchange Alternative Investment Market (the “AIM”) on October 20, 2005 (the “Initial Public Offering”), the Company issued 50,000,000 units at $6.00 per unit. Each unit consisted of one share of Energy XXI common stock and two freestanding warrants.

Each of the freestanding warrants (herein referred to as the “Warrants”), are exercisable for one share of Energy XXI common stock at an exercise price of $5.00. The Warrants became exercisable on April 4, 2006, the completion of the business acquisition from Marlin Energy, L.L.C. and expire on October 20, 2009.

The Company temporarily reduced the exercise price of its warrants from $5.00 to $4.00, from June 7, 2006 through July 10, 2006, in order to induce exercise of the Warrants to raise additional financing for the Castex acquisition, which closed on July 28, 2006. As a result of the reduction in the exercise price of the Warrants, The Company issued 21,410,128 shares of common stock through the exercise of an equal number of warrants for proceeds of approximately $85.6 million. Total warrants outstanding as of July 10, 2006 was 78,589,872.

The Initial Public Offering resulted in gross cash proceeds of $300 million, which was credited to Stockholders’ Equity, with $50,000 presented as Common Stock (based on the par value of each share of $.001) and the remainder, net of offering expenses, as Additional Paid-in Capital.

The decision and announcement to temporarily reduce the exercise price on June 7, 2006, had no impact to the financial statements of the Company, other than footnote disclosure. The Company accounted for the subsequent exercise of the Warrants at the reduced exercise price as an addition to Stockholders’ Equity, by crediting Common Stock based on the total number of common shares issued multiplied by the par value of $.001, with the remainder of the cash proceeds credited to Additional Paid in Capital.

We concluded that the above described accounting treatment was appropriate based on our consideration of the relevant guidance in the Financial Accounting Standard Board’s (“FASB”) Emerging Issues Task Force (“EITF”) 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”).

EITF 00-19 is applicable to our Warrants, as our Warrants are free standing written call options. Based on the guidance in EITF 00-19, the initial classification and measurement of free standing written call options or warrants that only allow for physical settlement are to be classified as equity. Our Warrants do not allow the holder the option of net-cash settlement. The holders of our Warrants may call our stock at a share price of $5.00, or less based on the discretion of the Company, and the holder of the Warrants must deliver cash equal to the number of warrants they are exercising, prior to the Company delivering common stock. We further considered paragraphs 12-32 of EITF 00-19 in our determination. Our Warrants:

•	Do not require or allow for net-cash settlement and there is no unconditional provision that provides the holder of the Warrants a choice of net-cash settled shares or settlement in shares;

•	The Company has sufficient authorized and unissued shares available to settle the Warrants;

•	The exercises of the Warrants are not contingent on registering the Company’s shares with the Securities Exchange Commission (“SEC”) or becoming subject to the reporting requirements of the Securities Exchange Act of 1934;

•	There is no provision with the Warrants that allow the holder the right to net-cash settle the Warrants if the Company fails to make timely filings with the SEC;

•	There is no provision that indicates that the holder of the Warrants has rights than rank higher than those of a stockholder of the Company; and

•	There is no requirement of the Issuer to post collateral at any point or for any reason, with respect to the Warrants.

The temporary price reduction of the Warrants without doubt had a significant affect on the fair value of the Warrants. Based on our consideration of EITF 00-19, and based on our initial classification of the Warrants, subsequent changes in fair value should not be recognized.

Furthermore, our determination on the accounting treatment, as describe above, was further enforced by the fact that the Warrants do not have to be settled in shares registered with a U.S. Stock exchange nor are contingent on the Company registering the Warrants with the SEC. Our Warrants have been trading on the AIM since the Initial Public Offering.

We believe that EITF 00-19 is the most relevant guidance with respect to our Warrants. Our Warrants contain no contingency provisions for settlement or exercise, thus other guidance that addressed similar financial instruments with settlement features based or contingent on changes in the a company’s stock price or one or more defined contingences that once they occur, the settlement amount is based solely on the issuing company’s stock, was deemed not relevant to our Warrants. Also, our Warrants to do fall under the scope of Statement of Financial Accounting Standard (“SFAS”) No. 150 Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”) as our Warrants are not Mandatorily Redeemable financial instruments, do not contain obligations for the Company to repurchase its common stock or the Warrants, and do not contain provisions that would require settlement of a variable number of the Company shares.

Note 12 – Earnings per Share, page F-20

31.	Tell us how you considered the unit purchase option in the calculation of your earnings per share.

Response: The impact of the Unit Purchase Option was antidilutive. Proceeds from the Unit Purchase Option would total $83 million with 15 million shares of common stock equivalents issued. Using the average stock price of the Company, total shares repurchased with the $83 million in proceeds would total 15.4 million.

Note 17 – Pro Forma Information (Unaudited), page F-23

32.	We note the basic and diluted pro forma net loss per share figures are the same and assume this may be because the impact of restricted stock and warrants outstanding are antidilutive. Please confirm this understanding and supplementally explain why this is true when your diluted earnings per share on page F-21 considers the impact of certain outstanding securities as dilutive.

Response: Because the pro forma results in Note 17 reflect a net loss, the impact of restricted stock and warrants would reduce the net loss per share and would be antidilutive. In response to the Staff’s comment, we have added an explanation to the footnote to clarify this matter.

Note 18 – Supp1ementary Oil and Gas Information (Unaudited), page F-23

Standardized Measure of Discounted Future Net Cash Flows, page F-24

33.	We note your disclosure at the bottom on page F-24, stating the prices used to calculate and present tile standardized measure are average prices including the impact of hedging activities. Paragraph 30 of SFAS 69 requires the use of year end prices in determining the standardized measure. The impact of hedging activities may be separately presented in addition to those disclosures required by SFAS 69. Please revise your disclosures throughout your filing to comply with these requirements.

Response: The Company has revised it’s disclosures throughout the filing to eliminate the impact of hedging activities from the standardized measure disclosures.

Pro Forma Financial Statements, page F-26

34.	Please provide pro forma reserve information. Refer to Question 6 of SAB Topic 2:D.

Response: The Company has provided the requested pro forma reserve information.

Pro Forma Income Statement, page F-28

35.	Please expand your disclosures to describe how the amounts related to the acquisition of Marlin for the period from July 1, 2005 through April 3, 2006 were determined. Tell us if they were derived from the audited balances as presented in tile predecessor statements and how. It may be helpful to clarify the presentation of the pro forma adjustments by isolating those adjustments related to the Marlin acquisition from the Castex acquisition in separate columns with a footnote describing the basis for their determination.

Response: In response to the Staff’s comment, the Company has added a “Basis of Presentation” footnote which describes the basis for determining the respective Marlin and Castex adjustments. The Marlin and Castex acquisitions have now been isolated in separate columns.

36.	Please tell us supplementally the basis for estimating the pro forma combined DD&A rate used in notes (2) and (7). In your response, identify what factors were taken into consideration and the source of the information used.

Response: In order to determine the pro forma estimated DD&A rate per BOE, the Company estimated the purchase price allocated to evaluated oil and gas properties (including the Asset Retirement Obligation) for the Marlin and Castex acquisitions, added future development cost related the proved reserves and divided the total by the estimated proved reserves related to the properties.

37.	It does not appear as though you recorded any pro forma adjustments related to the hedging activities you entered into just prior to or in conjunction with tile Marlin and Castex acquisitions. Please tell us why you have not included such related adjustments or identify where these adjustments have been recorded in the pro forma financial statements.

Response: The Company’s decision to enter into hedge contracts in anticipation of the Marlin and Castex acquisitions was based upon an analysis of the market conditions at that time. Facts and circumstances in effect at an earlier date would impact the decision as to whether hedging of anticipated production was prudent. The inclusion of a derivative contract that may have not been prudent at an earlier date as well as the assumptions regarding changes in market value would not provide meaningful information related to the pro forma results of the Company.

Carve-Out Financial Statements For Castex, page F-29

38.	Please revise the title of the pro forma statements on pages F-32 through F-35 to refer to the Carve-Out Financial Statements for Castex.

Response: The Registration Statement has been revised as requested.

Engineering comments

Business, page 1

Reserves, page 2

39.	We note your disclosure of proved reserves. Please, submit to us the petroleum engineering reports – in hard copy and electronic format – you used as tile basis for your June 30, 2006 proved reserve disclosures. For tile Marlin and Castex acquisitions separately, these should include:

a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for each of the two largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the two PUD entities;

d)	Narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations) for each of these largest properties described in c) above.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

Attn: Ronald M. Winfrey

Response: The Company will separately submit reserve information to Mr. Winfrey.

40.	Please amend your document to define the terms, “Proven Developed Producing” and “Proven Developed Non-Producing”.

Response: The Registration Statement has been revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

41.	Please amend your document to disclose, as of the most recent reasonable date, your productive wells and acreage as prescribed by SEC Industry Guide 2.

Response: The Registration Statement has been revised as requested.

42.	We note that your oil, gas and NGL sales revenue – $45.7 million – does not agree with the same item on page F-5 – $47.1 million. Please reconcile this difference to us and amend your document if it is appropriate.

Response: The oil, gas and NGL sales disclosed on page 23 do not include the impact of the Company’s hedging program. We have expanded the disclosures on page 23 to disclose the amount of the hedging gains excluded from the disclosure.

Energy XXI (Bermuda) Limited Consolidated Financial Statements June 30. 2006, Page F-1

Standardized Measure of Discounted Future Net Cash Flows, page 24

43.	We note your statement, “Average prices per Bbl and Mcf of oil and natural gas, respectively, which includes the impact of the Company’s hedging activities, used in making tile present value and standardized measure determination as of June 30,

2006, was $70.98 and $6.99, respectively.” Please amend your document to remove the effect of any hedging activities on your calculation of the standardized measure. This is addressed on our website,

http://w.sec.gov/divisions/corpfmn/guidance/cfactfaq.htm#P3788 8035.

Response: The Company has revised its disclosures throughout the filing to eliminate the impact of hedging activities from the standardized measure disclosures.

Energy XXI (Bermuda) Limited Carve-Out Financial Statements For Castex June 30, 2006, Page F-29

Supplemental Information On Oil and Gas Reserves Unaudited (continued), page F-34

44.	We note the negative revisions associated with your June 30, 2005 proved reserves. Please amend your document to explain the circumstances for these revisions as prescribed by FAS 69, paragraph 11.

Response: The Company has revised the reserve disclosures which eliminated the revisions in previous estimates.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 2 to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,
/s/ Jeff Starzec

Enclosures